June 22, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (972) 647-3320

Fred Anderson, Esq.
General Counsel
Chaparral Steel Company
300 Ward Road
Midlothian, Texas 76065

      Re: 	Chaparral Steel Company
      Amendment No. 1 to Form 10
      Filed June 10, 2005
      File No. 000-51307

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Incurrence of Debt, page 23

1. We note your response to comment 5 of our letter dated June 3, 2005. We also note that you state your indebtedness to TXI on February 28, 2005 as $553.5 million on page 23, whereas you state on page 31 that TXI will contribute to your capital your indebtedness of
$552.5 million. Please confirm that these amounts are correct, or otherwise revise your prospectus to eliminate this discrepancy.

New Credit Facility, page 72

2. Please explain how you will inform shareholders of the final material terms of the new credit facility.




Where You Can Find More Information, page 75

3. Please update the address of the SEC`s public reference room to 100 F Street, N.E. Washington, DC 20549.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Mindy Hooker, Staff Accountant, at (202)
551-
3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Joe Dannenmaier, Esq. (via facsimile 214/880-3135)
      Thompson & Knight LLP
      1700 Pacific Avenue, Suite 3300
      Dallas, Texas 75201
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Fred Anderson
Chaparral Steel Co.
June 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE